

Joe Hipple · 2nd

CEO and Founder at F.E.A. | Strategies Group, Reach Out 2 A Child

Henderson, Nevada, United States · Contact info

500+ connections

5 mutual connections: James Tulin, Jonny Price, and 3 others

Connect Message More

F.E.A. | Strategies Group, LLC

Providing services
Financial Advisory, Executive Coaching, Business Consulting, and Strategic Planning
See all details

About

Taking an idea and expanding it into a business is exciting. But going through the levels to get there can be formidable. You need the right information, knowledge and advice to set a foundation under your idea so you can grow into a successful entity. The depth of experience Joe Hipple has as a founder, strategic planning, growing and financing startups will help place your company on a journey to success.

Featured

Document

HippleBackgorundSummary.pdf

Activity

1,746 followers

Joe Hipple reposted this • 3w


HO!
HO!

Saving hounds while providing men's luxury clothing and accessories to you 🎄🤶

5

Joe Hipple commented on a post • 3w

Saving hounds while providing men's luxury clothing and accessories to you 🎄🤶

4 — 1 comment

Joe Hipple commented on a post • 3w

So proud of my nephew! Congratulations, Eric!

160 — 98 comments

Show all activity →

Experience

F.E.A. | Strategies Group, LLC
17 yrs 1 mo

- **CEO and Founder**
  Full-time
  Feb 2006 - Present · 17 yrs

- **CEO and Founder**
  Jan 2006 - Present · 17 yrs 1 mo

  FEA / Strategies ("FEA") specializes in assisting start-ups evaluate their ideas, develop a strategic plan, create a financial and narrative model for presentation to potential investors and follow throug ...see more

Founder/CEO
ADMagine Media
Feb 2013 - Present · 10 yrs

ADMagine Media is a disruptive 21st Century next new media company and a far-reaching Over-The-Top ("OTT") transmedia advertising and brandcasting as a service platform. It will create, deliver ...see more

Partner, Founder
NGSE Media
Feb 2007 - May 2013 · 6 yrs 4 mos

- Nationally-syndicated 24/7 network based in Las Vegas, NV.
- Focused on the worldwide gaming market. ...see more

FOUNDER
BLUELINK 600
Feb 2010 - Jan 2011 · 1 yr

BLUELINK 600 is a new advertising platform that beams through Wi-Fi, Bluetooth and other mobile applications advertising, branding and promotion messages directly to cell phones, digital sig ...see more

President & CEO, Founder
Volare Broadband
Jun 2001 - Sep 2004 · 3 yrs 4 mos

- New fixed-wireless broadband telecommunications company.
- Telecommunications platform that delivered a compelling value proposition of lower deploy ...see more

Show all 9 experiences →

Education

Bryant & Stratton College
Business Admin, Marketing/Advertising
Activities and societies: President of the Student Body

Skills

Start-ups
Endorsed by Jim Beach and 2 others who are highly skilled at this
72 endorsements

Integrated Marketing
Endorsed by Dave Presher ★★★ who is highly skilled at this
49 endorsements

Advertising
Endorsed by Mel Hopkins who is highly skilled at this
48 endorsements

Show all 50 skills →

Recommendations

Received Given

Rosina Morris · 3rd
Semi-retired Business, Cruise and Vacation Consultant, in Suntree, FL
February 14, 2013, Rosina reported directly to Joe

The associates at PCTV were led by Joe Hipple through example and training; working tirelessly side by side with the staff on each and every aspect of the business. I found the most noteworthy attributes of Joe is his honesty and that he treats all with respect and kindness.

Ken Van Vranken · 3rd
Retired Call Center and Non Profit Executive
July 22, 2011, Ken reported directly to Joe

I have known Joe for the better part of 2 decades. Joe hired my company, Call Center Resources while he was President of People's Choice TV. I quickly found that Joe was an exceptional leader with a deep understanding of complex marketing methodologies, Joe also a very strong organizational leader with a tremendous aptitude for financial planning and forecasting. I have continued to watch Joe a ...see more

Kelley Ginther · 3rd
Director, Business Development | Soccer Mom | Interior Designer | Marathoner |
June 6, 2011, Kelley worked with Joe but they were at different companies

Joe's extreme knowledge and eye for detail makes him one of the most professional and trusted business partners I have worked with. I trust Joe with any business venture I become involved with and know he will bring all he's got to the table.

Interests

Top Voices Companies Groups Schools

David Kirkpatrick · 3rd
Founder and Editor-in-Chief at Techonomy Media
122,566 followers
+ Follow

James Caan CBE · 3rd
Your go-to recruitment expert. Serial Entrepreneur. My passion is backing talented people.
3,463,286 followers
+ Follow

Show all 53 Top Voices →